GENER8 MARITIME, INC.

299 Park Avenue, 2nd Floor

New York, New York 10171

June 22, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attention: Susan Block

Re:                             Gener8 Maritime, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-204402

Request for Acceleration of Effective Date

Ladies and Gentlemen:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-204402) (the “Registration Statement”) be accelerated so that it will become effective on Wednesdsay, June 24, 2015 at 3:00 p.m. (E.S.T.), or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, hereby acknowledges that:

•                  should the U.S. Securities & Exchange Commission (the “Commission”) or the Staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the Registration Statement; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Terrence L. Shen of Kramer Levin Naftalis & Frankel LLP, special counsel to the Company, at (212) 715-7819 upon the Registration Statement becoming effective.

Very truly yours,

GENER8 MARITIME, INC.

By:	/s/ Leonard J. Vrondissis
Leonard J. Vrondissis
Executive Vice President, Chief Financial Officer

cc:                                John P. Tavlarios, Gener8 Maritime, Inc.

Thomas E. Molner, Esq., Kramer Levin Naftalis & Frankel LLP

Terrence L. Shen, Esq., Kramer Levin Naftalis & Frankel LLP

Andrew J. Pitts, Esq., Cravath, Swaine & Moore LLP

D. Scott Bennett, Esq., Cravath, Swaine & Moore LLP